VIA EDGAR

January 20, 2026

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn:	Claudia Rios
Liz Packebusch

Re:	Bimergen Energy Corporation (f/k/a Bitech Technologies Corp.) Amendment No. 14 to Registration Statement on Form S-1
Filed January 2, 2026
File No. 333-280668

To Whom It May Concern:

Bimergen Energy Corporation (the “Company” or “we”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated January 16, 2026 regarding the Company’s Amendment No. 14 to its Registration Statement on Form S-1/A filed on January 2, 2026 (the “Registration Statement”). In response to the Staff’s comment, the Company has filed Amendment No. 15 to its Registration Statement on Form S-1/A on January 20, 2026. We are submitting this correspondence to further explain the Company’s response to such comment. For the Staff’s convenience, we have repeated below the Staff’s comments and have followed the comment with the Company’s response.

Amendment No. 14 to Registration Statement on Form S-1 Executive and Director Compensation, page 57

1.	Please update your disclosure for the fiscal year ended December 31, 2025. Refer to Item 402 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment, and we have revised the registration statement within Executive and Director Compensation, page 57 to update our disclosure for the fiscal year ended December 31, 2025.

If the Staff has completed its review of the Registration Statement, we would request acceleration of the Registration Statement immediately.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel: Peter Campitiello at pcampitiello@lucbro.com, or by telephone at (732) 395-4517; or Morgan Hertz at mhertz@lucbro.com, or by telephone at (732) 395-4512.

Sincerely,

BIMERGEN ENERGY CORPORATION

By:	/s/ Robert J Brilon
Name:	Robert J. Brilon
Title:	Co-Chief Executive Officer